UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Medley Capital Corporation

2.	Name of Persons Relying on Exemption:

NexPoint Advisors, L.P.

3.	Address of Persons Relying on the Exemption:

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

4.

Written Material. The following written materials are attached: On February 1, 2019, NexPoint Advisors, L.P. ( “NexPoint”) issued a press release, which is attached hereto as Exhibit 1. NexPoint has also attached hereto a letter to the Special Committee of the Board of Directors of Medley Capital Corporation as Exhibit 2.

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote your proxy. NexPoint is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by NexPoint.

PLEASE NOTE: NexPoint is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

NexPoint Advisors Proposes Merger Transaction to Sierra Income Corporation and Medley Capital Corporation Boards, Offers $225 Million of Net Value in Favor of Stockholders over Existing Proposal

NexPoint Announces Recent Submissions of Management Proposals to Special Committees of

the Sierra Income Corporation and Medley Capital Corporation Boards of Directors

DALLAS, February 1, 2019 /PRNewswire/ — NexPoint Advisors, L.P. (“NexPoint”) announced today its recent submissions of management proposals related to the merger of Medley Capital Corporation (“MCC”; NYSE:MCC; TASE:MCC), a closed-end investment company that is regulated as a business development company (“BDC”), into Sierra Income Corporation (“Sierra”) a non-traded BDC that, along with MCC, is controlled by Medley Management Inc. (“MDLY”) (NYSE:MDLY). Both the Sierra Board of Directors (“Sierra Board”) and the MCC Board of Directors (“MCC Board”) have fiduciary responsibilities to act in the best interest of their respective stockholders; however, they have each separately advanced a proposed merger with MDLY that enriches and entrenches woefully underperforming MDLY management at the expense of stockholders (the “Merger Transaction”).

The Merger Transaction merges MCC into Sierra to form a post-merger entity (the “Surviving Company”) structured as a publicly traded BDC. The more problematic component of the Merger Transaction, however, is the merger of MDLY into a subsidiary of the Surviving Company (the “MDLY Merger”). NexPoint therefore offers what it believes is a clearly superior competing proposal (the “NexPoint Merger Proposal”), which: (i) retains the merger of MCC into Sierra; (ii) eliminates the value destruction, underperformance and impediments to closing that come with the MDLY Merger; and (iii) replaces MDLY and its troubling underperformance by establishing a new investment advisory agreement between the Surviving Company and NexPoint, a proven manager with a strong track record of delivering value to investors in the BDC and closed-end fund space.

NexPoint submitted a proposal to the Special Committee of the MCC Board (the “MCC Special Committee”) on Thursday, January 24, 2019, seeking consideration ahead of the February 8, 2019 special stockholder meeting on the Merger Transaction. Counsel to the MCC Special Committee has failed to respond to or even acknowledge receipt of NexPoint’s proposal, even with numerous follow-up attempts by NexPoint. Despite the MCC Special Committee’s apparent disregard for its duty, NexPoint submitted the NexPoint Merger Proposal to the MCC Special Committee, as well as the Special Committee of the Sierra Board (“Sierra Special Committee”) on January 31, 2019.

The MDLY Merger currently being pursued siphons to MDLY approximately $125 million of cash from Sierra and MCC upon closing1; the NexPoint Merger Proposal, on the other hand, not only ensures that Sierra and MCC retain this cash, but also includes added consideration in favor of Sierra and MCC stockholders of over $100 million. Under the NexPoint Merger Proposal, this results in net cumulative post-merger value in favor of Sierra and MCC stockholders of over $225 million.

The following chart provides an overview of both the flaws presented by the MDLY Merger within the Merger Transaction and the merits of the NexPoint Merger Proposal.

[1]

Value determination based on the following: (i) aggregate cash per share from Sierra to MDLY of $4.09, as disclosed in Sierra’s Prospectus Supplement dated December 21, 2018 (the “Prospectus Supplement”); MDLY Class A shares outstanding of 5,693,814, as disclosed in MDLY’s 10-Q filed November 14, 2018; plus an additional 24,839,302 MDLY shares to be issued immediately preceding the MDLY Merger, resulting in total MDLY shares of 30,533,116 eligible to receive the $4.09 per share cash from Sierra and total cash to MDLY stockholders of $124,880,444. Shockingly, the number of additional MDLY shares to be issued in connection with the MDLY Merger is buried on page 237 of the Prospectus Supplement.

Merger Transaction/MDLY Merger Flaws	NexPoint Merger Proposal Merits
Siphons $125 million out of the Surviving Company to MDLY

Ensures Sierra retains all $125 million of cash and

includes additional consideration of over $100

million from NexPoint to the Surviving Company,

including $25 million cash at closing, fee savings

and share purchases

Keeps imbalanced fee structure in place and rewards MDLY management’s underperformance	Reduces management fees and offers compelling fee structure under proven management

Provides no incentives to long-term stockholders	Introduces shareholder loyalty program to reward long-term stockholders

Undervalues MCC and Sierra	Values MCC and Sierra fairly

Contributes tangible and audited Sierra and MCC assets at a discount in exchange for questionable intangible MDLY management contract value	Combines audited, tangible assets of Sierra and MCC at fair value

Overvalues MDLY Management contract based on MDLY’s unreasonable assumptions	Eliminates MDLY contract

Dilutes Surviving Company stockholders	Provides Surviving Company stockholders with fair value in the merger with additional consideration of over $100 million

Positions shares of Surviving Company to trade at a discount	Deliberately seeks to narrow any discount by offering vastly superior economics, replacing underperforming management and implementing NexPoint purchases

Is contingent on obtaining unprecedented and unlikely exemptive relief from the SEC	Does not require exemptive relief from the SEC

Relies on weak “fairness opinion” with excessive qualifications that does little to satisfy Board’s fiduciary duty

Provides clear alignment with stockholder interests

by: including over $100 million of consideration

notably absent from MDLY Merger; ensuring

Sierra retains all cash; eliminating conflicts in

MDLY Merger; and replaces underperforming

management with leading management

Misleads stockholders with disingenuous

description of “internalization” of management,

despite no change to excessive fees associated

with a separate adviser entity, with potential for

proposed management incentive plan to

exacerbate unfavorable economics

Includes over $100 million of additional consideration, including up-front cash, material management fee savings and share purchases, all for the direct benefit of stockholders

Permits—and rewards—MDLY Management’s continued underperformance	Replaces MDLY with NexPoint’s leading management

Additional details of the NexPoint Merger Proposal and its stockholder benefits are included below.

The NexPoint Merger Proposal:

1.	Offers a streamlined transaction with a high likelihood of completion.

NexPoint proposes a streamlined and simplified merger of MCC into Sierra that excludes the MDLY Merger. By excluding MDLY and preventing its continued management, the NexPoint Merger Proposal eliminates a number of issues that plague the Merger Transaction. In fact, NexPoint believe these issues jeopardize the likelihood that the Merger Transaction, as currently contemplated, would ever be consummated. The NexPoint Merger Proposal eliminates these issues in the following ways:

a)	Prevents the diversion of cash to MDLY management

By eliminating the MDLY Merger, the Special Committees and the Boards ensure that MDLY management does not profit from its underperformance at stockholders’ expense. The NexPoint Merger Proposal not only ensures the Surviving Company retains the full $125 million of cash consideration that would otherwise be directed to MDLY, but it also includes an additional $25 million cash payment to the Surviving Company for the benefit of stockholders.

b)	Rejects the MDLY Merger and unreasonable forecasts from MDLY that created a baseless premium to MDLY’s value

Under the NexPoint Merger Proposal, Sierra and MCC would each receive proportionate shares in the Surviving Company based on their respective pre-merger NAVs, rather than having value inappropriately diverted to MDLY at a more then 100% premium due to MDLY’s unreasonable forecasts.

c)	Does not require exemptive relief from the SEC

With the externalization of management through an investment advisory agreement with NexPoint, SEC exemptive relief under Section 12(d)(3) with respect to a controlling position in an investment adviser is no longer necessary. NexPoint believes the requested relief is conflicted and unprecedented, and therefore it is highly unlikely that such relief could be obtained under the original Merger Transaction.

d)	Removes the conflicts inherent in the MDLY Merger

The NexPoint Merger Proposal eliminates the conflicts of interest inherent in the MDLY Merger component of the Merger Transaction, which rewards and entrenches underperforming management at a premium. By eliminating MDLY from the merger and instead awarding the investment advisory agreement to an investment advisor with a proven track record of outperformance, the NexPoint Merger Proposal prevents undue enrichment to undeserving management at the stockholders’ expense.

2.	Provides a practical externalization plan with a compelling fee structure, cost savings and a share repurchase program.

Under the NexPoint Merger Proposal, the Surviving Company would enter into an investment advisory agreement with NexPoint structured to provide reduced costs and other stockholder benefits. These include:

a)	Savings to stockholders of at least $9 million annually over existing internal management fee

Under the NexPoint Merger Proposal, the Surviving Company would enter into an investment advisory agreement with NexPoint, pursuant to which NexPoint would receive an annualized management fee of only 1.25% on the gross assets of the Surviving Company. This fee arrangement represents aggregate annual savings of at least $9 million, consisting of approximately $5.3 million of savings to Sierra stockholders and $3.7 million of savings to MCC stockholders over the current fee arrangement (based on assets as of September 30, 2018). These savings would inure directly to the benefit of the Surviving Company’s stockholders, and may help eliminate any discount that could otherwise be applicable to trading in the Surviving Company’s shares once listing and trading commences. NexPoint is willing to lock in this management fee for a period of three years, with the expectation that the Surviving Company Board would revisit the management fee determination at the conclusion of that three-year period.

b)	A $25 million payment from NexPoint to the Surviving Company

Upon the completion and in consideration of the externalization, NexPoint would make a $25 million payment to the Surviving Company. This payment would inure directly to the benefit of Surviving Company stockholders, would represent the equivalent of a 6.1% increase of $0.18 on MCC’s per share market value of $2.95 and a 3.6% increase of $0.26 on a per share value of $7.05, and would be divided proportionally based upon the former MCC assets and the former Sierra assets.

c)	Purchases of at least $50 million of Surviving Company shares

NexPoint and its affiliates would agree to purchase a minimum of $5 million of the Surviving Company’s shares per quarter over the next five quarters (either in the open market or from the Surviving Company). In addition, NexPoint would make an additional $25 million of such purchases to the extent of incentive fees received from the Surviving Company. Any such purchases would from the Surviving Company not only increase available capital to the Surviving Company, but also reduce the need for external financing.

3.	Includes a number of stockholder benefits and seeks to mitigate any risks that the Surviving Company shares trade at a discount.

The NexPoint Merger Proposal not only offers stockholders benefits in the form of reduced fees and cost savings, but it also deliberately seeks to reduce the risk that share of the Surviving Company trade at a discount following the transaction. Specifically, the NexPoint Merger Proposal:

a)	Provides net cumulative post-merger consideration of over $225 million that inures directly to the benefit of stockholders

This is including $25 million of immediate cash and over $27 million of aggregate fee savings over at least the next three years, together with up to $50 million of stock purchases that will benefit stockholders.

b)	Offers unprecedented stockholder loyalty program

To promote loyalty and long-time alignment of interests among stockholders, NexPoint offers an incentive to investors that buy and hold shares of its advised funds for a period of at least twelve months through its Stockholder Loyalty Program. NexPoint and its affiliates have successfully implemented this Program on several other funds, and believes it would assist in closing any discount that may otherwise be applicable to trading in the Company’s shares post-merger.

c)	Replaces underperforming management with leading NexPoint management

MDLY management has a history of underperformance, with MCC’s total return ranking last among all BDCs in the Wells Fargo BDC Index. Additionally, in the 12 months leading up to the announcement of the Merger Transaction, MCC produced a -39% return, which is -53% below the BDC average during such period. Under MDLY management, Sierra’s total stockholder return has consistently been well below the non-traded BDC median (as of September 30, 2018).

In contrast, NexPoint has demonstrated outperformance as a manager. The NexPoint Strategic Opportunities Fund’s (“NHF”), a publicly traded closed-end fund advised by NexPoint, has returned a cumulative 181% through September 30, 2018, while Sierra is only up 28.0% during the same time period. In 2015, NHF completed the spin-off of NexPoint Residential Trust, Inc. (“NXRT”), a publicly traded REIT. Investors that held their NHF and NXRT shares through and after the spin-off have experienced a combined 263% return since April 17, 2012, the date Sierra commenced operations, and has outperformed all U.S. listed closed-end funds during that time period. Further, NexPoint Capital, Inc., the NexPoint-advised non-traded BDC, has returned 24.5% since inception, while the Wells Fargo BDC Index returned only 7.5% in that time period.

In light of these facts, NexPoint urges the MCC and Sierra Boards to take action in the best interest of their stockholders and: convene a meeting to consider the NexPoint Merger Proposal; conduct necessary diligence to evaluate the terms of the NexPoint advisory agreement; and adjourn the special stockholder meeting currently scheduled for February 8, 2019, and inform stockholders that a competing offer has been received from NexPoint that is currently being evaluated.

To reinforce its position, NexPoint has expressly communicated to the MCC and Sierra Special Committees its willingness to consider any other terms or assets that the MCC or Sierra Boards may determine are necessary or advisable in order to proceed with the NexPoint Merger Proposal.

About NexPoint Advisors, L.P.

NexPoint, together with its affiliates, is a multibillion-dollar global alternative investment manager founded in 1993 by Jim Dondero and Mark Okada. A pioneer in the leveraged loan market, the firm has evolved over 25 years, building on its credit expertise and value-based approach to expand into other asset classes. Today, NexPoint and its affiliates operate a diverse investment platform, serving both institutional and retail investors worldwide. In addition to high yield credit, the firm’s investment capabilities include public equities, real estate, private equity and special situations, structured credit, and sector- and region-specific verticals built around specialized teams.

Cautionary Statement Regarding Forward-Looking Statements; Not a Proxy Solicitation

These materials may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in these materials that are not historical facts are based on current expectations and speak only as of the date of such materials, and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of NexPoint. Although NexPoint believes that the assumptions underlying the projected results or forward-looking statements included in these materials are reasonable as of the date of such materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. NexPoint will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

NexPoint reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. NexPoint disclaims any obligation to update the information or opinions contained herein.

These materials are provided for information purposes only, and are not intended to be, nor should they be construed as, an offer to sell or the solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security.

These materials are not a solicitation of authority to vote proxies. NexPoint is not asking stockholders for their proxy cards and will not accept proxy cards if sent.

Past performance does not guarantee future results. Performance during the time period shown is limited and may not reflect the performance in different economic and market cycles. There can be no assurance that similar performance will be experienced.

###

Media Contact

Lucy Bannon

(972) 419-6272

lbannon@highlandcapital.com

January 31, 2019

VIA EMAIL AND OVERNIGHT DELIVERY

Special Committee of the Board of Directors of

Medley Capital Corporation

Arthur Ainsberg

Karin Hirtler-Garvey

Mark Lerdal

John E. Mack

c/o Kramer Levin Naftalis & Frankel LLP

Attention: Terrence L. Shen, Partner

1177 Avenue of the Americas

New York, NY 10036

tshen@kramerlevin.com

Re: Simplified Merger Transaction and Externalization Proposal

Dear Members of the Special Committee of the Board of Directors (the “Board”),

NexPoint Advisors, L.P. (“NexPoint”, and together with its affiliates, “we”) is disappointed that neither the Special Committee nor counsel chose to respond to, or even acknowledge, the January 24, 2019 letter in which we proposed the externalization of Medley Capital Corporation’s (“MCC” or the “Company”; NYSE:MCC; TASE:MCC) management together with approximately $50 million of value directly for the benefit of MCC stockholders (the “Externalization Proposal” and the January 24, 2019 Letter, the “Externalization Proposal Letter”). A copy of the Externalization Proposal Letter is attached hereto as Exhibit A.

In addition to the Externalization Proposal, NexPoint requests your immediate consideration of an alternative proposal related to the merger of MCC into Sierra Income Corporation (“Sierra” or, the “Surviving Company”). We believe the outstanding merger proposal put forth by the Company (the “Merger Transaction”) contains a number of serious flaws that disadvantage MCC stockholders. We note that a number of MCC’s largest stockholders have publicly opposed the Merger Transaction and therefore believe you should seriously consider our superior merger transaction proposal (the “NexPoint Proposal”) that addresses and rectifies the original Merger Transaction’s failings.

The NexPoint Proposal: (i) retains the merger of MCC into Sierra; (ii) eliminates the value destruction, severe underperformance and impediments to closing that come with including Medley Management, Inc. (“MDLY”, or “Management”) in the merger; and (iii) replaces MDLY and its troubling underperformance by establishing a new investment advisory agreement between the Surviving Company and NexPoint, a proven manager with a strong track record of delivering value to investors.

The Merger Transaction siphons to MDLY approximately $125 million of cash from the Surviving Company upon closing1; the NexPoint Proposal, on the other hand, not only ensures that the Surviving Company retains this cash, but also includes added consideration in favor of the Surviving Company’s stockholders of almost $100 million. Under the NexPoint Proposal, this results in net cumulative post-merger value in favor of stockholders of almost $225 million!

[1]

We determined this value based on the following: (i) aggregate cash per share from Sierra to MDLY of $4.09, as disclosed in MCC’s Proxy Statement dated December 21, 2018 (the “Proxy Statement”); MDLY Class A shares outstanding of 5,693,814, as disclosed in MDLY’s 10-Q filed November 14, 2018; plus an additional 24,839,302 MDLY shares to be issued immediately preceding the MDLY Merger, resulting in total MDLY shares of 30,533,116 eligible to receive the $4.09 per share cash from Sierra and total cash to MDLY stockholders of $124,880,444. Shockingly, the number of additional MDLY shares to be issued in connection with the MDLY Merger is buried on page 237 of the Proxy Statement.

1

Medley Capital Corporation

January 31, 2019

As you know, the Board has a fiduciary duty to MCC’s stockholders that includes meticulous evaluation of all actions and viable alternatives that affect MCC. Given its responsibility to act in stockholders’ best interest, we believe the Board should take swift action to carefully consider and approve the NexPoint Proposal and protect MCC stockholders from the overly complicated and conflicted Merger Transaction currently being pursued by the Company. We believe the Merger Transaction is a seriously flawed restructuring that would enrich and entrench the poorly performing management team at MDLY to the detriment of MCC’s stockholders. We are not alone in this view as a number of MCC’s largest stockholders have publicly opposed the Merger Transaction and expressed similar concerns.

As discussed in more detail below, the NexPoint Proposal: (i) simplifies the Merger Transaction by eliminating the merger of MDLY into a subsidiary of Sierra (the “MDLY Merger”); (ii) appropriately directs value to MCC and Sierra stockholders, instead of to the woefully underperforming Management at MDLY; (iii) removes unnecessary contingencies that we believe seriously impair the likelihood of the Merger Transaction’s consummation; and (iv) replaces severely underperforming MDLY Management with qualified, leading management in NexPoint.2

The following provides a more detailed review of the pitfalls of the Merger Transaction, the merits of the NexPoint Proposal and the expertise that makes NexPoint uniquely qualified to assume management responsibilities.

1.	The Flaws of the MDLY Merger and Corresponding Merits of the NexPoint Proposal

The chart below summarizes the many issues with the MDLY Merger and presents the ways in which the NexPoint Proposal rectifies them:

MDLY Merger Proposal Flaws	NexPoint Proposal Merits
Siphons $125 million out of Surviving Company to MDLY

Ensures the Surviving Company retains all $125 million of cash and includes additional consideration of almost $100 million from NexPoint to the Surviving Company, including $25 million cash at closing, fee savings and share purchases

Undervalues the Company	Values the Company fairly
Dilutes MCC stockholders	Provides Surviving Company stockholders with fair value in the merger with additional consideration of almost $100 million
Overvalues MDLY Management contract[1] based on MDLY’s unreasonable assumptions[2]	Eliminates MDLY contract
Is contingent on obtaining unprecedented and unlikely exemptive relief[3]	Does not require exemptive relief
Contributes tangible and audited MCC assets at a discount[4] in exchange for questionable intangible MDLY management contract value	Combines audited, tangible assets of MCC and Sierra at fair value
Positions shares of the Surviving Company to trade at a discount[5]	Deliberately seeks to narrow any discount by offering vastly superior economics, replacing underperforming management and implementing NexPoint purchases

[2]	On January 31, 2019, NexPoint similarly submitted the NexPoint Proposal in a letter to the Special Committee of the Board of Directors of Sierra (the “Sierra Letter”).

Medley Capital Corporation

January 31, 2019

MDLY Merger Proposal Flaws	NexPoint Proposal Merits
Relies on “fairness opinion” with excessive qualifications that does little to satisfy Board’s fiduciary duty[6]

Provides clear alignment with stockholder interests by: including almost $100 million of consideration notably absent from MDLY Merger; ensuring the Surviving Company retains all cash; eliminating conflicts in MDLY Merger; and replacing underperforming management with leading management

Misleads MCC stockholders with disingenuous description of “internalization” of management, despite no change to excessive fees associated with a separate adviser entity, with potential for proposed management incentive plan to exacerbate unfavorable economics

Includes almost $100 million of additional consideration, including up-front cash, material fee savings and share purchases, all for the direct benefit of stockholders
Permits—and rewards—MDLY Management’s dead-last underperformance	Replaces MDLY with NexPoint’s leading management

[1]

The Merger Transaction significantly overvalues the MDLY management contract by rewarding Management’s dead-last underperformance with a greater than 100% premium over MDLY’s pre-Merger Transaction value.

[2]

In approving the Merger Transaction we believe the Board relied on Management forecasts that were unreasonable. Such forecasts assumed that MDLY would experience spectacular post-Merger Transaction growth, with revenues forecast to increase by 67% and EBITDA projected to increase by an astonishing 205% over the next three years, all of which are incomprehensible in light of the Company’s poor performance to date (described in detail below).

[3]

Management severely misrepresents—to the point of misleading shareholders—the likelihood of gaining exemptive relief from the SEC that is fundamentally necessary for the Merger Transaction. Indeed, such relief is so crucial that, in the absence of such exemptions, the Surviving Company may be unable to conduct many basic investment operations. This risk, not to mention the severity of the consequences, was poorly communicated to stockholders; the proxy includes only vague descriptions of the very complex exemptions required for operation of the Surviving Company and fails to acknowledge that successful application for such fundamentally necessary exemptions is at best highly speculative. Even cursory review of the exemptive requests filed with the SEC reveal that the requests differ from any supposed precedent in crucial ways—particularly regarding the proposed ownership of MDLY and relief requested under Section 12(d)(3) with respect to ownership of an investment adviser. While the proxy itself fails to note these crucial aspects, the exemptive application filed by the Company indicates that the lack of exact precedent makes a clear, favorable response unlikely. Normal “internal management” of BDCs differs significantly from the ownership of an adviser, the exemption for which is required to consummate the Merger Transaction. The Company’s application for exemption acknowledges that the precedent noted is different from the requested relief. Based on the grave conflicts of interest associated with a registered investment company holding an unprecedented controlling position in a registered investment adviser that will also be the adviser to the Surviving Company, it is highly unlikely relief could be obtained.

[4]

The Merger Transaction valuation determination is particularly unfair to MCC stockholders. Under the original Merger Transaction, MCC stockholders are contributing tangible assets with audited market values at a steep discount in exchange for MDLY’s management contract contribution at an enormous premium (a questionable intangible asset the value of which we believe is likely to drop in value precipitously post-Merger Transaction).

[5]

We believe shares of the Surviving Company are likely to trade down materially post-Merger Transaction by resetting to the significantly diluted, lower net asset value (“NAV”). Stockholders may look to quickly sell their shares following the consummation of the Merger Transaction due to lack of confidence in Management and

Medley Capital Corporation

January 31, 2019

the unusual circular transaction valuation that includes the value of the management company in the Surviving Company. Notably, MCC’s shares already trade at the widest discount in the industry, in large part due to the woeful underperformance of MDLY Management. Public markets would apply this material input to the Surviving Company, resulting in a substantial discount in the trading of Surviving Company shares should MDLY’s management continue.
[6]

The “fairness opinion” received in connection with the Board’s approval of the Merger Transaction was so highly qualified that we believe it does very little, if anything, to satisfy the Board’s fiduciary obligation to assiduously review the Merger Transaction.

2.	MCC’s Historic Underperformance Under MDLY’s Management

As stated in the Externalization Proposal Letter, MCC stockholders have suffered mightily under MDLY’s management. Total stockholder return for MCC ranked LAST out of all BDCs in the Wells Fargo BDC Index.

Medley Capital Corp. (MCC)

1/20/11 - 1/22/19

In addition, in the 12 months leading up to the day the Merger Transaction was announced, MCC’s return ranked LAST at negative 39%, a 53% underperformance when compared to the BDC average during such period:

Medley Capital Corporation

January 31, 2019

Medley Capital Corp. (MCC)

8/8/17 - 8/8/18

Management’s underperformance is so great that MCC currently suffers a 50% discount to NAV, by far the greatest in the BDC industry. Shockingly, MDLY management has been rewarded for this sub-par performance, earning trailing five-year aggregate fees of over $141 million and overhead reimbursements of nearly $19 million, bringing the total to over $160 million.

$ in 000’s, year ending 9/30	2014	2015	2016	2017	2018	5 Year Total
Management Fee	$17,684	$22,450	$19,470	$17,773	$14,724	$92,100
Incentive Fee	$18,667	$18,234	$11,492	$896	$—	$49,289

Sub-Total	$36,351	$40,685	$30,962	$18,668	$14,724	$141,389

Overhead Reimbursement to Manager	$3,353	$4,107	$3,916	$3,848	$3,582	$18,806
Total	$39,704	$44,791	$34,877	$22,517	$18,306	$160,196

$ in 000’s, year ending 9/30	2014	2015	2016	2017	2018
Reported NAV	$729,857	$619,920	$516,919	$460,429	$321,179
Equity MV	$685,378	$429,575	$417,845	$325,211	$208,091

Premium/(Discount)	(6.1%)	(30.7%)	(19.2%)	(29.4%)	(35.2%)

Note this number is exclusive of the $98 million in fees and reimbursements paid to MDLY by Sierra. Between MCC and Sierra, MDLY has reaped $258 million over a five-year period and would be poised to receive a further windfall if the proposed transaction with MDLY is consummated.

3.	NexPoint Advisors, L.P.: Background and Management Qualifications

NexPoint, together with our affiliates, is a multibillion-dollar global alternative investment manager founded in 1993 by Jim Dondero and Mark Okada. A pioneer in the leveraged loan market, the firm has evolved over 25 years, building on our credit expertise and value-based approach to expand into other asset classes. Today, NexPoint and our affiliates operate a diverse investment platform, serving both institutional and retail investors worldwide. In addition to high yield credit, our investment capabilities include public equities, real estate, private

Medley Capital Corporation

January 31, 2019

equity and special situations, structured credit and sector- and region-specific verticals built around specialized teams. Our registered products house $6.1 billion in AUM across multiple vehicles, including: two publicly traded closed-end funds; one externally-managed, publicly traded REIT; one business development company; 13 open-end mutual funds; one ETF; and two closed-end interval funds. This product suite is supported by over 48 investment professionals.

NexPoint and our affiliates are under common ownership with NexBank Capital, Inc., a financial services company that includes a commercial and investment bank with assets of approximately $8.3 billion.

We bring over 25 years of experience in credit, distressed and private equity investing, including the investment of over $10 billion in special situations, stressed and distressed assets over the past five years. Current investments in such assets total $1.0 billion. NexPoint’s leading performance is described below under “NexPoint Proposal: Stockholder Benefits.”

We hereby submit to you the details of the NexPoint Proposal, which clearly represents a superior alternative to the original Merger Transaction.

4.	NexPoint Proposal: Streamlined Merger Transaction

NexPoint proposes a streamlined and simplified merger of MCC into Sierra that excludes the MDLY Merger (the “New Merger Transaction”). By excluding MDLY and preventing its continued management, the New Merger Transaction eliminates a number of issues that plague the Merger Transaction. In fact, we believe these issues jeopardize the likelihood that the Merger Transaction, as currently contemplated, would ever be consummated. The New Merger Transaction eliminates these issues in the following ways:

a)	Does Not Require Exemptive Relief.

If Surviving Company externalizes management through an investment advisory agreement with NexPoint, then exemptive relief under Section 12(d)(3) with respect to ownership of an investment adviser is no longer necessary. As discussed above, NexPoint believes the requested relief is conflicted and unprecedented (see footnote 3, above), and therefore it is highly unlikely that such relief could be obtained under the original Merger Transaction.

b)	Prevents Diversion of Cash to MDLY Management.

By eliminating the MDLY Merger, the Special Committee and the Board ensure that MDLY Management does not profit from its underperformance at stockholders’ expense. The NexPoint Proposal not only ensures the Surviving Company retains the full $125 million of cash consideration that would otherwise be directed to MDLY, but it also includes an additional $25 million cash payment to the Surviving Company for the benefit of its stockholders.

c)	Rejects MDLY Merger at a Premium to MDLY’s Value.

Under the NexPoint Proposal, MCC and Sierra would each receive proportionate shares in the surviving entity based on their respective pre-merger NAVs, rather than having value inappropriately diverted to MDLY at a more then 100% premium due to MDLY’s unreasonable forecasts.

d)	Replaces Underperforming Management.

Under the NexPoint Proposal, MDLY Management, which has severely underperformed, would be replaced with NexPoint’s leading management. (See 6(b) below for more information about NexPoint’s advised funds.)

e)	Eliminates the Conflicts Inherent in the MDLY Merger.

The NexPoint Proposal eliminates the conflicts of interest inherent in the MDLY Merger component of the Merger Transaction, which rewards and entrenches underperforming management at a premium. By eliminating MDLY from the merger and instead awarding the investment advisory agreement to an investment advisor with a proven track record of outperformance, the NexPoint Proposal prevents undue enrichment to undeserving management at the stockholders’ expense.

Medley Capital Corporation

January 31, 2019

f)	Renders the Following Other Conditions Inapplicable:

•	Consummation of the Exchange Agreement (pursuant to which 24,839,302 Medley LLC Units are converted into MDLY Class A Common Stock);

•	MDLY procurement of written consents relating to its advisory relationships;

•	SEC confirmation that the Surviving Company’s management company subsidiary will be treated as a portfolio investment; and

•	Negotiation of MDLY executive employment agreements.

5.	NexPoint Proposal: Externalization

a)	Surviving Company Enters into an External Investment Advisory Agreement, Saving Stockholders at Least $9 Million Annually Over Existing Internal Management Fee.

Under our Proposal, Surviving Company would enter into an investment advisory agreement with NexPoint, pursuant to which NexPoint would receive an annualized management fee of only 1.25% on the gross assets of the Company. This fee arrangement represents aggregate annual savings of at least $9 million, consisting of approximately $3.7 million of savings to MCC stockholders and $5.3 million of savings to Sierra stockholders over the current fee arrangement (based on assets as of September 30, 2018). These savings would inure directly to the benefit of the Surviving Company’s stockholders, and in our view, will help eliminate any discount that may otherwise be applicable to trading in the Surviving Company’s shares once listing and trading commences. NexPoint is willing to lock in this management fee for a period of three years, with the expectation that the Board would revisit the management fee determination at the conclusion of that three-year period.

Note, NexPoint has also proposed to externalize Sierra’s investment advisory arrangement. Please refer to “NexPoint Proposal: Other Terms”, below.

b)	Surviving Company Receives a $25 Million Payment from NexPoint.

Upon the completion and in consideration of the externalization, NexPoint would make a $25 million payment to the Surviving Company. This payment would inure directly to the benefit of the Surviving Company’s stockholders, would represent the equivalent of a 6.1% increase of $0.18 on MCC’s per share market value of $2.95 and 3.6% increase of $0.26 on Sierra’s per share value of $7.05, and would be divided proportionally based upon the former MCC assets and the former Sierra assets.

c)	NexPoint Will Purchase at Least $50 Million of the Surviving Company’s Shares.

NexPoint and its affiliates would agree to purchase a minimum of $5 million of Surviving Company shares per quarter over the next five quarters, either directly from the Surviving Company at the volume weighted average price of the shares over the 30 days prior to each quarter end or in open market purchases at then current market price. In addition, NexPoint would make an additional $25 million of such purchases to the extent of incentive fees received from the Surviving Company post-merger. Any such direct purchases from the Surviving Company would not only increase available capital to the Surviving Company, but also reduce the need for external financing. These purchases would be made in addition to the share repurchase program conducted by the Surviving Company.

6.	NexPoint Proposal: Stockholder Benefits

The NexPoint Proposal represents a vastly superior alternative to the Merger Transaction for the following reasons:

a)	Provides Net Cumulative Post-Merger Consideration of Over $225 Million That Inures Directly to the Benefit of the Surviving Company’s Stockholders.

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January 31, 2019

This is including $25 million of immediate cash and over $27 million of aggregate fee savings over at least the next three years, together with up to $50 million of stock purchases that will benefit Surviving Company stockholders.

b)	Replaces Failed Management and its Sustained Record of Underperformance with a Top Quartile Manager with a Track Record of Success.

NexPoint’s Superior Track Record.

i.

NexPoint serves as the investment advisor to NexPoint Strategic Opportunities Fund’s (“NHF”) (NYSE:NHF), a publicly listed closed-end fund with a track record of material outperformance, which exceeds that of all BDCs. This represents an overwhelmingly attractive alternative to MCC’s track record of “dead last” performance under current management. Since NHF’s current management team assumed portfolio management responsibilities, the fund has returned a cumulative 124% through December 31, 2018; MCC is down over 59% during the same time period.

ii.

In 2015, NHF completed the spin-off of NexPoint Residential Trust, Inc. (“NXRT”), a publicly traded REIT. Investors that held their NHF and NXRT shares through and after the spin-off (discussed further below) have experienced a combined 250% return since September 25, 2012, outperforming all U.S. listed closed-end funds during that time period.

iii.

NexPoint also advises NexPoint Capital, Inc. (“NexPoint Capital”), a non-traded BDC that has returned 24.5% since inception; the Wells Fargo BDC Index returned only 7.5% in that time. As one of the top performing non-traded BDC’s since its inception, NexPoint Capital’s track record demonstrates NexPoint’s proven success as a manager in the BDC space .

NexPoint’s Unrivaled Expertise.

iv.

As discussed above, our team not only has decades of experience managing credit investments and originations, but also has unrivaled expertise in maximizing value in stressed and distressed investments. NexPoint is therefore well positioned to maximize the value of the Company’s portfolio. In addition, as one of the country’s largest and most experienced credit managers, we are uniquely qualified to manage the Company’s portfolio of secured floating rate instruments.

v.

We also have significant acquisition experience and have continued to provide investors with unique opportunities to create stockholder value. For example, NHF is the only 1940 Act registered fund in history to have successfully spun-off a publicly traded REIT. NHF completed the 2015 spin-off of NXRT (NYSE: NXRT) through a pro-rata taxable distribution of NXRT common stock to NHF stockholders. Since the spin-off, NXRT has returned 204.1%. More details on the spin-off can be found at www.sec.gov/edgar/searchedgar/companysearch.html.

vi.

In 2017, Highland Capital Management Fund Advisors, L.P. (“HCMFA”), an affiliate of NexPoint, successfully completed the unprecedented conversion of a 1940 Act registered open-end mutual fund, the Highland Floating Rate Opportunities Fund (“FRO”; NYSE:HFRO), to a closed-end fund in order to preserve for FRO’s existing stockholders a $279 million legal judgment in favor of the fund. Since the conversion on November 6, 2017, FRO has traded above NAV for the first full year following the conversion. More details on this transaction and the judgment can be found at www.highlandfunds.com/literature/.

c)	Offers Unprecedented Stockholder Loyalty Program.

To promote loyalty and long-time alignment of interests among stockholders, NexPoint offers an incentive to investors that buy and hold shares of its advised funds for a period of at least twelve months through its Stockholder Loyalty Program (the “Program”). For example, if a participant contributes $10,000 to his or her account during a defined trading period to purchase shares and NexPoint has determined the participant’s gross-up will be 2%, NexPoint will make a corresponding contribution of $200, or 2% of the total $10,000, to purchase additional Shares for the participant. In addition, plan participants are not required to pay any customary purchase commissions or distribution fees on the purchase of shares under

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January 31, 2019

the plan. NexPoint and its affiliates have successfully implemented this Program on several other funds. We believe the Program, which is unprecedented in the marketplace, would assist in closing any discount that may otherwise be applicable to trading in the Company’s shares post-merger.

d)	Carries High Likelihood of Transaction Completion.

Based on the streamlined nature of the New Merger Transaction and the reduction of unnecessary contingencies inherent in the MDLY Merger, we believe the NexPoint Proposal can be executed within the time frame contemplated by the original Merger Transaction. Given the numerous benefits to MCC stockholders, we believe stockholders will support the NexPoint Proposal.

e)	Please refer to the additional benefits discussed in Section 4, “NexPoint Proposal: Streamlined Merger Transaction.”

7.	NexPoint Proposal: Sources of Funds

The NexPoint Proposal will be funded by available capital and is not subject to a financing contingency.

8.	NexPoint Proposal: Timing

We are prepared to work diligently and in good faith with Sierra. We believe that the Company’s existing Merger Transaction documents could be quickly revised to incorporate the terms of the NexPoint Proposal and that any issues can be resolved quickly through good faith negotiations.

9.	NexPoint Proposal: Other Terms

Please note, NexPoint has similarly proposed an externalized investment advisory arrangement with Sierra. We are amenable to considering any other terms or assets that the Company’s Board may determine are necessary or advisable in order to proceed with the NexPoint Proposal, and remain willing to consider the Externalization Proposal.

10.	Next Steps

As discussed above, the Board has a fiduciary duty to carefully assess and consider any viable proposals put forth with respect to the Company. We believe the offerings in the New Merger Transaction and the NexPoint Proposal are demonstrably superior in every material way to a transaction that contemplates the MDLY Merger. As such, we again urge the Board to immediately:

a)	Convene a Board meeting to consider the NexPoint Proposal.

b)

Provide us with any information requests that you have in accordance with Section 15(c) of the 1940 Act so that we may furnish information as may reasonably be necessary for the Board to evaluate the terms of the NexPoint advisory agreement.

c)

Adjourn the Company’s Stockholder Meeting currently scheduled for February 8, 2019, and inform stockholders that a competing offer has been received from NexPoint that is currently being evaluated by the Board.

11.	Non-Binding Letter of Intent

The purpose of this letter is to show the current intent of NexPoint. This letter shall not constitute a legally binding and enforceable agreement between NexPoint and the Company or impose any binding obligation or liability of any such party to another. Nothing herein creates or constitutes or is intended to create or constitute an obligation on or commitment by any party to enter into final and binding agreements for the Proposal. Either party may terminate negotiations with the other party at any time for any reason or for no reason in such party’s sole determination. Any legally binding and enforceable agreement for the Proposal will only become effective upon the execution and delivery of the Documents.

Medley Capital Corporation

January 31, 2019

12.	Contact Information

If you have any questions regarding our interest, please contact Thomas Surgent (phone: (972) 419-6205, email: tsurgent@NexPointAdvisors.com). We remain excited by the opportunity and are well positioned to complete the transaction on the timeline outlined above.

Very truly yours,

Jim Dondero, President

cc: Institutional Shareholder Services

Medley Capital Corporation

January 31, 2019

EXHIBIT A

[JANUARY 24, 2019 LETTER]